QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from to

Commission file number

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Main Street Bank 401(k) Profit Sharing Plan

B.
Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer:

  Main Street Banks, Inc.
  676 Chastain Road
  Kennesaw, Georgia 30067

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Main Street Bank 401(k) Profit Sharing Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors

Main Street Bank 401(k)
Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Report of Independent Auditors

Administrative Committee
Main Street Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Main Street Bank 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 6, 2003
Atlanta, Georgia

Main Street Bank 401(k)
Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$8,983,872	$9,390,189
Contribution receivables:
Employer	—	14,893
Participants	2,566	36,794

Total receivables	2,566	51,687

Net assets available for benefits	$8,986,438	$9,441,876

See accompanying notes to financial statements.

Main Street Bank 401(k)
Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income:
Interest and dividend income	$184,908
Contributions:
Participants	940,064
Employer	317,659

Total contributions	1,257,723
Total additions	1,442,631
Deductions
Benefit payments	352,811
Net depreciation in fair value of investments	1,545,258

Net decrease	(455,438)
Net assets available for benefits at beginning of year	9,441,876

Net assets available for benefits at end of year	$8,986,438

See accompanying notes to financial statements.

Main Street Bank 401(k)
Profit Sharing Plan

Notes to Financial Statements

December 31, 2002

1.     Description of Plan

        The following description of the Main Street Bank (the "Company" or "Plan Sponsor") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering all employees of the Company who have completed at least one year of service, as defined in the Plan document, and who have attained 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

        The Plan is administered by the Board of Trustees, elected by the Company's Board of Directors. As the administrator, the trustees keep the records for the Plan, interpret the terms of the Plan, and make determinations regarding questions which affect participant eligibility for benefits. The Company has engaged a third-party administration company to assist in the administration of the Plan.

        The Company may elect to pay all expenses incurred in the administration of the Plan, including expenses and fees of the custodian, but is not obligated to do so. Expenses and fees not paid by the Company are paid from the Plan. The Company paid approximately $19,600 in expenses for the Plan during 2002.

Contributions

        Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company provides a matching contribution that is determined annually by the Company's Board of Directors. During 2002, the Company contributed 50% of the first 6% of base compensation that a participant contributes to the Plan. The Company also has the option to make an annual discretionary profit sharing contribution to the Plan. The amount of the contribution, if any, is determined by the Company's Board of Directors. No such contribution was made for 2002.

Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment results. Allocations are based on participant's compensation or account balances, as defined in the Plan document.

        The Plan allows forfeitures to be treated as a reduction of matching contributions made by the Company. Any excess forfeitures may be allocated in the same manner as profit sharing contributions.

Vesting

        Any portion of a participant's account balance attributable to voluntary employee contributions and rollover contributions from another qualified plan and earnings thereon (as defined in the Plan document) is 100% vested at the time of the contribution and is not subject to forfeiture.

        Vesting in the employer's profit sharing and matching contributions and income earned thereon is based on a five-year vesting schedule. Participants with less than one year of service have no vested interest in the employer's contributions and earnings. Employees with between one and two years of service vest in 20 percent of the employer's contributions continuing in 20 percent increments until full vesting in year five. Regardless of the years of service, an employee automatically becomes 100 percent vested in the employer's contribution when the employee reaches age 65, becomes disabled or dies while still employed.

Forfeitures

        Forfeitures of terminated participants' nonvested accounts are applied to reduce Company contributions. Forfeitures are determined as of the last day of the plan year in which the participant's vested balance is distributed. As of December 31, 2002, there were approximately $10,226 of forfeitures which will be applied to reduce the Company's contributions in 2003.

Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account balances or $50,000. Loan terms range from one to five years or up to ten years for the purchase of a participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrative Committee. Principal and interest are paid ratably through monthly payroll deductions and are credited to the participant's account.

Payment of Benefits

        Upon termination of service, retirement, disability or death, a participant or beneficiary may receive any payment of the vested value of his or her account by a lump-sum distribution, annuity or installment options. The normal retirement age is 65, but a participant may elect early retirement after completing seven years of service and attaining age 55.

        If the value of the participant's benefit, as defined in the Plan, is greater than $5,000 and employment is terminated other than due to retirement, disability, or death, the account may not be distributed before attaining normal retirement age without the participant's written consent. Regardless of participant election, the Plan may, upon termination of service, pay the benefit owed within a reasonable time in a lump sum if the value of the participant's benefit, as defined in the Plan, is $5,000 or less.

Plan Termination

        Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

        The Plan's investments in registered investment companies are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments

        During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$86,352
Shares of registered investment companies	(1,631,610)

Net depreciation in fair value of investments	$(1,545,258)

        Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31
	2002	2001
Lord Abbett Affiliated Fund	$2,272,347	$2,581,363
Lord Abbett Bond-Debenture Fund	1,280,190	1,178,219
Lord Abbett Developing Growth Fund	881,204	1,166,581
Lord Abbett Mid-Cap Value Fund	1,186,462	1,131,955
Lord Abbett Research Fund—Large-Cap Series	751,409	1,000,570
Lord Abbett U.S. Government Securities Money Market Fund	582,734	—
Lord Abbett Securities Trust—Alpha Series	571,123	719,064
Main Street Banks, Inc. Stock	744,704	—

4.     Income Tax Status

        The Plan received a determination letter from the Internal Revenue Service dated June 10, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5.     Subsequent Events

        Effective February 5, 2003, the First National Bank of Johns Creek 401(k) Profit Sharing Plan was merged into the Plan, and its net assets, totaling approximately $191,000, were transferred to the Plan. The First National Bank of Johns Creek 401(k) Profit Sharing Plan covered eligible employees of the First National Bank of Johns Creek, which was merged into the Company in December of 2002.

Supplemental Schedule

Main Street Bank 401(k)
Profit Sharing Plan

EIN: 58-2104977
Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	Lord, Abbett & Company	215,797 shares of Lord Abbett Affiliated Fund	$2,272,347
*	Lord, Abbett & Company	178,051 shares of Lord Abbett Bond-Debenture Fund	1,280,190
*	Lord, Abbett & Company	82,279 shares of Lord Abbett Developing Growth Fund	881,204
*	Lord, Abbett & Company	77,093 shares of Lord Abbett Mid-Cap Value Fund	1,186,462
*	Lord, Abbett & Company	37,402 shares of Lord Abbett Research Fund—Large-Cap Series	751,409
*	Lord, Abbett & Company	582,734 shares of Lord Abbett U.S. Government Securities Money Market Fund	582,734
*	Lord, Abbett & Company	38,970 shares of Lord Abbett Investment Trust—Balanced Series	356,572
*	Lord, Abbett & Company	53,583 shares of Lord Abbett Securities Trust—International Series	335,963
*	Lord, Abbett & Company	53,727 shares of Lord Abbett Securities Trust—Alpha Series	571,123
*	Main Street Bank	39,142 shares of Main Street Banks, Inc. common stock	744,704
	Participant loans	Loans bearing interest at 9.5%	21,164

			$8,983,872

*
Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAIN STREET BANK 401(k) PROFIT SHARING PLAN
Date: June 30, 2003	/s/ JENNIFER W. EAVENSON Jennifer W. Eavenson Plan Trustee; SVP Human Resources of Plan Sponsor

QuickLinks

Contents
Report of Independent Auditors
Main Street Bank 401(k) Profit Sharing Plan Statements of Net Assets Available for Benefits
Main Street Bank 401(k) Profit Sharing Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2002
Main Street Bank 401(k) Profit Sharing Plan Notes to Financial Statements December 31, 2002
Supplemental Schedule
SIGNATURES